PGIM Investments LLC

655 Broad Street – 17th Floor
Newark, New Jersey 07102

September 1, 2018

The Board of Trustees
PGIM ETF Trust
655 Broad Street—17th Floor
Newark, New Jersey 07102

Re: PGIM QMA Strategic Alpha International Equity ETF

PGIM QMA Strategic Alpha Large-Cap Core ETF

PGIM QMA Strategic Alpha Small-Cap Growth ETF

PGIM QMA Strategic Alpha Small-Cap Value ETF

(collectively, the Funds)

To the Board of Trustees:

PGIM Investments LLC (PGIM Investments) has contractually agreed, beginning from the inception of the Funds, to waive any management fees it receives from the Funds in an amount equal to the subadvisory fees paid by the Funds to the Prudential Institutional Money Market Fund. This waiver will remain in effect for as long as the Funds remain invested or intend to invest in the Prudential Institutional Money Market Fund.

Very truly yours,

PGIM INVESTMENTS LLC

By: /s/Scott E. Benjamin
Name: Scott E. Benjamin
Title: Executive Vice President